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                           June 17, 2020

       Lisa Conte
       Chief Executive Officer and President
       Jaguar Health, Inc.
       201 Mission Street, Suite 2375
       San Francisco, California 94105

                                                        Re: Jaguar Health, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 5, 2020
                                                            File No. 333-238992

       Dear Ms. Conte:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Michael Lee